UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A




                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto
                          Filed Pursuant to Rule 13d-2

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                                  Retalix Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, NIS 1.0 par value per share
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                         (Title of Class of Securities)

                                    M7945W108
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)

         Rule 13d-1(c)

         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   M7945W108
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    1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above
       Persons (Entities Only).

       Barry Shaked
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    2. Check the Appropriate Box if a Member of a Group (See Instructions)


       (a)

       (b)  [x]
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    3.   SEC Use Only
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    4.   Citizenship or Place of Organization  Israel
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Number of
Shares             5.    Sole Voting Power   529,682*
Beneficially       ---------------------------------------------------
Owned by           6. Shared Voting Power 533,253**
Each               ---------------------------------------------------
Reporting          7. Sole Dispositive Power 529,682*
Person With        ---------------------------------------------------
                   8. Shared Dispositive Power 533,253**
                   ---------------------------------------------------

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    9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,935
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   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
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   11.  Percent of Class Represented by Amount in Row (9)    5.4%***
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   12. Type of Reporting Person IN

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*  Includes options exercisable into 72,682 Ordinary Shares.
** Includes options exercisable into 72,681 Ordinary Shares.
***Based on 19,758,817 Ordinary Shares outstanding as of December 31, 2006, which includes (i) 19,613,454 Ordinary Shares issued and outstanding (based on information provided by the Issuer); and (ii) 145,363 options held by the Reporting Person and exercisable within 60 days.

Item 1.

       (a) Name of Issuer: Retalix Ltd.

       (b) Address of Issuer's Principal Executive Offices: 10 Zarhin Street, Ra'anana 43000, Israel

Item 2.

       (a)    Name of Person Filing: Barry Shaked

       (b) Address of Principal Business Office or, if none, Residence: c/o Retalix Limited, 10 Zarhin Street, Ra'anana 43000, Israel

       (c)    Citizenship: Israel

       (d) Title of Class of Securities: Ordinary Shares, NIS 1.0 par value per share ("Ordinary Shares")

       (e)    CUSIP Number: M7945W108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

         Not applicable.

Item 4.    Ownership

    (a) Amount beneficially owed: 1,062,935 Ordinary Shares (including (i) 457,000 Ordinary shares and 72,682 Ordinary Shares issuable upon exercise of options, exercisable within 60 days of December 31, 2006 held directly by Mr. Shaked; and (ii) 460,572 Ordinary Shares and 72,681Ordinary Shares issuable upon exercise of options, exercisable within 60 days of December 31, 2006, held through a company wholly owned by Mr. Shaked).

    (b) Percent of class: 5.37%, Based on 19,758,817 Ordinary Shares outstanding as of December 31, 2006, which includes (i) 19,613,454 Ordinary Shares issued and outstanding (based on information provided by the Issuer); and (ii) 145,363 options held by the Reporting Person and exercisable within 60 days.

    (c)    Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote - 529,682
                 Ordinary Shares.

           (ii) Shared power to vote or to direct the vote - 533,253 Ordinary Shares.

           (iii) Sole   power  to  dispose  or  to  direct  the
                 disposition of - 529,682 Ordinary Shares.

           (iv) Shared power to dispose or to direct the disposition of - 533,253 Ordinary Shares.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    February 12, 2007
                                                           Dated



                                                    By: /s/Barry Shaked
                                                        ---------------
                                                        Barry Shaked